UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________
Form 11-K

(X)    Annual Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
  For the fiscal year ended December 31, 2004.

  or

( )    Transition Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
For the transition period from ______________ to ___________.

Commission file number 1-3492

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kellogg Brown & Root, Inc.
Retirement and Savings Plan
4100 Clinton Drive
Building 3, Room 1018
Houston, TX 77020

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Halliburton Company
(a Delaware Corporation)
75-2677995
140l McKinney, Suite 2400
Houston, Texas 77010
Telephone Number - Area Code (713) 759-2600

Required Information

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, signature and exhibits are filed for the Kellogg Brown & Root, Inc. Retirement and Savings Plan:

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits - December 31, 2004 and 2003

Statements of Changes in Net Assets Available for Plan Benefits -
Years ended December 31, 2004 and 2003

Notes to Financial Statements - December 31, 2004 and 2003

Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2004

Signature

Exhibit

Consent of KPMG LLP (Exhibit 23.1)

KELLOGG BROWN & ROOT, INC.
RETIREMENT AND SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits - December 31, 2004 and 2003	2

Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2004 and 2003	3

Notes to Financial Statements - December 31, 2004 and 2003	4-14

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2004	15

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Report of Independent Registered Public Accounting Firm

To the Halliburton Company
       Benefits Committee:

We have audited the accompanying statements of net assets available for plan benefits of the Kellogg Brown & Root, Inc. Retirement and Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003 and the changes in its net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas
June 29, 2005

KELLOGG BROWN & ROOT, INC.
RETIREMENT AND SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2004 and 2003

	2004	2003
Assets:
Investments, at fair value -
Plan interest in Master Trust	$1,300,316,013	$1,195,430,315
Participant loans	16,177,260	17,419,616
Total investments	1,316,493,273	1,212,849,931

Receivables -
Company contributions, net of forfeitures	7,717,197	709,040
Plan participants’ contributions	2,545,991	14,908
Plan participants’ loan repayments	82,586	433
Total receivables	10,345,774	724,381

Payables -
Other liabilities	(3,217,926)	(1,643)
Net assets available for plan benefits	$1,323,621,121	$1,213,572,669

See accompanying notes to financial statements.

KELLOGG BROWN & ROOT, INC.
RETIREMENT AND SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2004 and 2003

	2004	2003
Additions:
Contributions:
Company, net of forfeitures	$29,391,042	$21,558,360
Plan participants	60,710,556	47,510,719
Rollovers	1,604,773	1,379,890
Transfer from the Halliburton Retirement and Savings Plan	-	1,046,890,064
Investment income, net
Plan interest in Master Trust investment gain	116,895,381	166,858,345
Interest on loans to participants	906,568	1,291,324
Total additions	209,508,320	1,285,488,702
Deductions:
Benefits paid to participants	(99,459,868)	(71,916,033)
Total deductions	(99,459,868)	(71,916,033)
Net increase to net assets available for plan benefits	110,048,452	1,213,572,669
Net assets available for plan benefits, beginning of year	1,213,572,669	-
Net assets available for plan benefits, end of year	$1,323,621,121	$1,213,572,669

See accompanying notes to financial statements.

KELLOGG BROWN & ROOT, INC.
RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

(1)           Description of the Plan

The Kellogg Brown & Root, Inc. Retirement and Savings Plan (the Plan) is a defined contribution plan for certain qualified employees of Halliburton Company and certain subsidiaries (Halliburton). The Plan is sponsored by Kellogg Brown & Root, Inc., a subsidiary of Halliburton (KBR or the Company). Effective January 1, 2003, Halliburton formed the Plan through a spin off of the accounts of KBR employees and former terminated employees of KBR including beneficiaries and alternate payees of the Halliburton Retirement and Savings Plan, thereby establishing the Plan on the behalf of KBR and other participating subsidiaries. The total amount transferred to the Plan of approximately $1.0 billion was equal to the account balances including loans and clearing account balances of the transferring participants as of the effective date. The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.

    (a)     Eligibility

 Certain employees of the Company are eligible for immediate participation in the Plan upon their date of hire.

    (b)   Contributions

Participants may elect to contribute to the tax deferred savings and/or after-tax features of the Plan through periodic payroll deductions. These contributions are limited to an aggregate of 50% and 25% for 2004 and 2003, respectively, of the participant’s eligible earnings of up to $205,000 and $200,000 for 2004 and 2003, respectively. The total amount of participant tax deferred savings contributions is limited to $13,000 and $12,000 for 2004 and 2003, respectively. Any contributions in excess of the limits are automatically made to the participant’s after-tax account. Additional limitations are in place for highly compensated employees under the provisions of the Plan.

Effective January 1, 2004, the Company matches 100% of the tax deferred savings contribution (other than catch-up contributions) that are not in excess of 3% of eligible earnings and 50% of the tax deferred savings contribution (other than catch-up contributions) that are not in excess of an additional 3% of eligible earnings, not to exceed 4-1/2/% of eligible earnings. Prior to January 1, 2004, the Company matched 100% of the tax deferred savings and after tax contributions up to 4% of eligible earnings. Prior to January 1, 2004, the Company could elect to make a “true up” matching contribution to certain individuals under the provision of the Plan. If the IRS contribution limits are reached before the end of the year, Company matching contributions will cease. During 2003, the Company could make annual discretionary retirement allocation contributions, based on Company performance to participants actively employed the last day of the Plan year. Participants were not required to have contributed to the Plan to be eligible for such a contribution. The participant’s share of any discretionary retirement allocation contribution was based on a percentage of their eligible pay for the Plan year to be determined in the subsequent year after company performance results were recorded. For the plan year 2003, the Company did not make a discretionary retirement allocation contribution.

KELLOGG BROWN & ROOT, INC.
RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

Effective January 1, 2004, the discretionary retirement allocation contribution was replaced with an annual non-elective contribution of 1% of eligible compensation on behalf of each employee, regardless of individual participation in the Plan. The annual contribution is to be in addition to the Company match that participating employees receive. To be eligible to receive the contribution for the Plan year, an employee must be employed by the Company as of December 31. Exceptions to this eligibility rule are retirees, employees on long term disability, and those employees whose death occurs while in service.

Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution, subject to certain limitations under the IRC ($3,000 and $2,000 per participant in 2004 and 2003, respectively).

Effective January 1, 2004, the pension equalizer contribution has been removed from the Plan. Prior to December 31, 2003, the Plan made a pension equalizer contribution to certain participants under the Plan. The pension equalizer contribution attempted to prevent any potential benefit shortfall due to the participants transferring from a prior plan to the Halliburton Retirement and Savings Plan. The Company will continue its commitment and pay all pension equalizer contributions earned under the current formula as a payroll payment outside of the Plan. This payment will continue outside the Plan via grossed up payroll tax payments.

Employees are permitted to rollover pre-tax and after-tax amounts with earnings held in other qualified plans or individual retirement accounts (IRAs) into the Plan, as specified in the Plan document.

   (c)    Plan Accounts

The Company has entered into a master trust agreement known as the Halliburton Company Employee Benefit Master Trust (the Master Trust). The Master Trust was established for the collective investment of certain defined contribution and defined benefit plans sponsored by Halliburton or its affiliates. The Plan maintains a clearing account, which invests in a short term investment fund to facilitate the payment of benefits and receipt of contributions to the Plan.

   (d)   Investment Elections and Transfers

Contributions and participant account balances may be directed to one of eleven funds or a combination of funds. The assets of the funds are held in the Master Trust (see note 3). Participants may direct up to a maximum of 15 percent of their contributions to the Halliburton Stock Fund (HSF).

The Plan allows participants to make daily transfers of their account balances among the funds. The amount of the transfer may be all or any portion of the participant’s account balance. The Plan imposes a fifteen calendar-day waiting period on transfers involving the Non-U.S. Equity Fund.

   (e)    Administration

The Halliburton Company Benefits Committee (the Committee) controls and manages the operation and administration of the Plan. State Street Bank and Trust Company (State Street) is the Plan’s trustee, and Hewitt Associates LLC is the recordkeeper.

KELLOGG BROWN & ROOT, INC.
RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

   (f)    Participant Loans

A participant may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding loan balance in all Company sponsored plans in the prior twelve months) or 50% of their vested account balance. A participant may not have more than one loan outstanding at any time, except for certain loans transferred from the Halliburton Retirement and Savings Plan, in which case a participant may have had up to two loans outstanding. Loans bear interest at the current prime rate plus 1% as published in the Wall Street Journal. Interest rates ranged from 5% to 11% for the year ended December 31, 2004. Loans must be repaid within five years (10 years for primary residence loan) through payroll deductions and are collateralized by the participant’s account balance. If a participant fails to comply with the repayment terms of the loan, the Committee or its designee may deem such defaulted loans as a distribution when the loans are considered uncollectible from the participant.

   (g)    Vesting

Participants’ contributions to their accounts and pension equalizer contributions and the earnings thereon are fully vested when made or earned. Participants who were employed by the Company on December 31, 1998, and who had a balance transferred from the Halliburton Retirement and Savings Plan, are fully vested in all Company matching and discretionary retirement allocation contributions. Participants hired after December 31, 1998 but prior to January 1, 2004 are fully vested in all Company matching and discretionary retirement allocation contributions after completing one year of service. Effective January 1, 2004, participants will immediately vest in their Company matching contributions upon completing one hour of service. Participants become fully vested in the nonelective contribution after completing three years of service.

The nonvested portion of account balances of participants who terminate employment with the Company, is forfeitable. The nonvested portion is forfeited at the end of the fifth year following termination unless the participant is rehired within five years of termination.

Forfeitures are used to reduce Company matching contributions.

   (h)    Distributions

Each participant, or their designated beneficiary, may elect to receive a distribution upon retirement, termination, disability, or death. Direct rollovers to an IRA or other qualified plan are permitted. All termination distributions are made in lump-sum amounts. Periodic installments are also available to participants who retire, or become disabled, at the participant’s election. Certain joint and survivor annuities are available upon election to participants who had a balance under the Halliburton Retirement and Savings Plan prior to June 1998 that was transferred to the Plan, as provided under the terms of the Plan. Distributions from the HSF may be made in the form of shares of stock or cash.

While employed, a participant may make in-service withdrawals from their after-tax accounts as defined in the Plan document. In-service withdrawals are also permitted upon attainment of age 59-1/2 or proven financial hardship, subject to limitations under the Plan. Certain additional in-service withdrawals are permitted from account balances transferred from the Halliburton Retirement and Savings Plan, as defined in the Plan document.

KELLOGG BROWN & ROOT, INC.
RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

  (i)    Investment Earnings

Investment earnings on participants’ accounts are allocated proportionately based on their relative account balance in each investment fund.

   (j)    Halliburton Stock Fund

The HSF is an Employee Stock Ownership Plan (ESOP). The ESOP is designed to comply with Section 4975(e)(7) of the IRC and Section 407(d)(6) of ERISA.

The ESOP has a dividend pass-through election whereby any cash dividends attributable to Halliburton Company Common Stock held by the ESOP are to be paid by Halliburton directly to the Trustee. Any cash dividends received by the Trustee which are attributable to financed stock are to be used by the Trustee to make exempt loan payments until the exempt loan has been repaid in full. During 2004 and 2003, there were no loans related to stock purchases.

Each participant is entitled to exercise voting rights attributable to the Halliburton Company Common Stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have been given by a participant. The Trustee is required, however, to vote at their discretion, all shares which have not been voted by Plan participants and beneficiaries.

   (k)   Plan Termination

The Board of Directors of Halliburton may amend, modify, or terminate the Plan at any time. No such termination is contemplated, but if it should occur, the accounts of all participants would be immediately fully vested and paid in accordance with the terms of the Plan.

(2)          Significant Accounting Policies

  (a)    Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting.

  (b)    Valuation of Investments

The Plan invests in cash and cash equivalents and participants loans, which are held by the Trustee outside of the Master Trust. Cash and cash equivalents are a short term investment fund, which is valued at cost, which approximates fair value. Participant loans are valued at cost, which approximates fair value.

Cash equivalents, derivative financial instruments, stock securities, mutual funds, bonds and notes, and all other debt securities held within the Master Trust are presented at their quoted market value. Common/collective trust funds are stated at the fair market value of the underlying securities. The Master Trust considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Real estate related investments of the Master Trust consist of real estate mortgages and investments in real estate investment trusts (REITs). Real estate mortgages are stated at cost plus accrued interest, less payments received. Investments in REITs are stated at fair value.

KELLOGG BROWN & ROOT, INC.
RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

The Master Trust’s investment in pooled equity managers (the Pooled Fund) represents the unitized values of certain equity managers’ accounts on a combined basis. Each manager’s account is valued daily. A unit price is calculated for each manager by dividing the total value of the manager’s account by the total number of units in existence for that manager. Net income and realized/unrealized investment gains and losses by each manager are passed through to the investment options through the managers’ unit price.

The Fixed Income Fund within the Master Trust holds bank, insurance, and investment contracts providing a fully benefit-responsive feature. These investments are stated at contract value, which approximates fair value. Where the Master Trust owns the underlying securities of asset-backed investment contracts, the contracts are stated at fair market value of the underlying securities plus an adjustment for the difference between fair market value of the underlying securities and contract value. Contract value represents the principal balance of the investment plus accrued interest at the stated contract rate, less payments received, and contract charges by the insurance company or bank. The weighted average crediting interest rates for these contracts is 4.89% and 4.90% as of December 31, 2004 and 2003, respectively, and the weighted average return was 4.81% and 5.02% for the years ended December 31, 2004 and 2003, respectively. In addition, the Fixed Income Fund holds a common/collective trust fund, which also invests in investment contracts and asset-backed investment contracts. The return for the common/collective trust fund is 4.15% and 4.54% for the years ended December 31, 2004 and 2003, respectively.

The Plan’s proportionate interest in the investments of the Master Trust is shown in the statements of net assets available for plan benefits as Plan interest in the Master Trust (see note 3).

   (c)   Securities Transactions and Investment Income

The Plan records interest on cash and cash equivalents and participant loans held outside of the Master Trust as earned. Purchases and sales of securities held outside the Master Trust are recorded on the trade-date basis.

Purchases and sales of securities in the Master Trust are recorded on the trade-date basis. Realized gains (losses) on investments sold and unrealized appreciation (depreciation) for investments of the Master Trust are combined and presented as net appreciation for the Master Trust.

In addition, investment income of the Master Trust includes interest, dividends, and other income. Interest income of the Master Trust investments is recorded as earned. Dividends on the Master Trust investments are recorded on the ex-dividend date.

   (d)    Administrative Expenses

The Master Trust pays substantially all plan expenses on behalf of the Plan. Generally, trustee fees, recordkeeping fees, audit fees, and investment management fees are paid from Master Trust assets and are charged to the plans participating in the Master Trust. Expenses related to the direct management of the Master Trust are shared on an equitable basis by the participating plans. Expenses specifically related to an individual plan are charged to the assets of the Plan which incurred the charges. These expenses are shown as a component of Plan interest in Master Trust investment gain.

KELLOGG BROWN & ROOT, INC.
RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

   (e)   Payment of Benefits

Benefits are recorded when paid.

   (f)    Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

   (g)    Risk and Uncertainties

The investments of the Master Trust are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

(3)          Investment Assets Held in the Master Trust

Certain assets of the Plan are combined with the assets of certain other benefit plans of affiliated companies in the Master Trust. The assets of the Master Trust are segregated into eleven funds in which the plans may participate. The combination of the plans’ assets is only for investment purposes and the plans continue to be operated under their current plan documents, as amended.

The following is a summary of net assets as of December 31, 2004 and 2003 and total investment income for the years ended December 31, 2004 and 2003 of the Master Trust and net appreciation by investment type for the years ended December 31, 2004 and 2003 (dollar amounts in thousands). The Plan’s interest in the Master Trust’s net assets for the applicable period (dollar amounts in thousands) are also presented.

KELLOGG BROWN & ROOT, INC.
RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

Net Assets	2004	2003
	(in 000’s)	(in 000’s)
Assets:
Investments -
Cash and equivalents	$458,525	$429,930
Collateral received for securities loaned	852,554	613,397
Asset-backed investment contracts	(69,632)	(77,391)
U.S. bonds and notes	1,117,725	1,443,969
Non-U.S. bonds and notes	134,345	116,032
Real estate related investments	-	29
Halliburton stock	269,080	194,187
Other U.S. stock	1,068,028	1,003,792
Non-U.S. stock	421,315	373,923
Common/collective trust funds	615,634	550,283
Mutual funds	218,990	178,900
Securities loaned -
U.S. bonds and notes	713,032	521,439
Other U.S. stock	102,130	55,604
Non-U.S. stock	20,849	23,364
Total investments	5,922,575	5,427,458
Receivables -
Receivables for investment sold	73,853	60,758
Dividends	1,998	1,664
Interest	17,653	16,105
Other	512	276
Total receivables	94,016	78,803
Total assets	6,016,591	5,506,261
Liabilities:
Payables for investments purchased	271,752	300,949
Obligation for collateral received for securities loaned	852,554	613,397
Other payables	4,284	3,631
Total liabilities	1,128,590	917,977
Net Assets	$4,888,001	$4,588,284
Plan’s interest in Master Trust net assets	$1,300,316	$1,195,430
Percentage interest	26.60%	26.05%

KELLOGG BROWN & ROOT, INC.
RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

	Years ended December 31,
Total Investment Income	2004	2003
	(in 000’s)	(in 000’s)
Net investment appreciation	$340,321	$528,287
Investment income	145,213	137,793
Expenses	(16,425)	(14,878)
Total investment income	$469,109	$651,202

	Years ended December 31,
Net Appreciation (Depreciation) by Investment Type	2004	2003
	(in 000’s)	(in 000’s)
Cash and equivalents	$(3)	$912
U.S. bonds and notes	3,162	13,755
Non-U.S. bonds and notes	969	6,509
Real estate related investments	-	(66)
Halliburton stock	93,272	57,833
U.S. stock	109,653	224,991
Non-U.S. stock	55,207	87,133
Common/collective trust funds	51,044	95,642
Mutual funds	8,871	23,887
Other investments	18,146	17,691
Total appreciation	$340,321	$528,287

KELLOGG BROWN & ROOT, INC.
RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

The Master Trust makes use of several investment strategies involving limited use of derivative investments. The Master Trust’s management, as a matter of policy and with risk management as their primary objective, monitors risk indicators such as duration and counter-party credit risk, both for the derivatives themselves and for the investment portfolios holding the derivatives. Investment managers are allowed to use derivatives for such strategies as portfolio structuring, return enhancement, and hedging against deterioration of investment holdings from market and interest rate changes. Derivatives are also used as a hedge against foreign currency fluctuations. The Master Trust’s management does not allow investment managers for the Master Trust to use leveraging for any investment purchase. Derivative investments are stated at estimated fair market values as determined by quoted market prices. Gains and losses on such investments are included in the net appreciation of the Master Trust.

Certain investment managers of the Master Trust participate in a securities lending program administered by State Street. The transfer of assets under State Street’s securities lending program are secured borrowings with pledge of collateral. The fair market value of the securities loaned as of December 31, 2004 and 2003 were $836,010,384 and $600,407,471, respectively. The cash and non-cash collateral received for securities loaned as of December 31, 2004 and 2003 $852,554,443 and $613,397,374, respectively. As of December 31, 2004 and 2003 none of the collateral received for securities loaned has been sold or repledged.

(4)          Sponsor Reorganization

The Plan’s sponsor, Kellogg Brown & Root, Inc. was a defendant in a large number of asbestos and silica related lawsuits and settled these claims through a Prepackaged Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code (the Plan of Reorganization) originally filed in December 2003. In January 2005, funding for these settlements was completed. The Plan’s sponsor believes that the impact of the Plan of Reorganization and subsequent settlements will not have an impact on the Plan or the Plan’s sponsor’s ability to continue as a going concern. The Plan’s sponsor has the ability and intent to fund any contributions due under the Plan and any costs of administration of the Plan.

(5)           Investments

The following table represents the fair value of individual investment funds held under the Master Trust which exceed 5% of the Plan’s net assets as of December 31, 2004 and 2003:

	2004	2003
Participation in Master Trust, at fair value:
Fixed Income Fund	$499,982,382	$475,237,345
Equity Investment Fund	79,001,608	76,530,428
General Investment Fund	191,336,695	190,969,862
Balanced Fund	91,182,467	79,211,664
S&P 500 Index Fund	150,553,215	143,569,316
Large Capital Value Equity Fund	72,443,413	47,345,453	*

* Amount shown for comparative purposes.

KELLOGG BROWN & ROOT, INC.
RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

(6)           Tax Status

The Company has not yet received a determination letter from the Internal Revenue Service (IRS) indicating that the Plan and related trust are designed in accordance with the applicable provisions of the IRC. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2004 and 2003, except as discussed below.

In 2003, Halliburton submitted a filing for the Halliburton Retirement and Savings Plan under a voluntary correctional program with the IRS to correct certain transactions of the Halliburton Retirement and Savings Plan that occurred prior to the transfer of balances to the Plan on January 1, 2003. On June 17, 2003, the IRS approved the Company's proposed method of correction and executed their Compliance Statement. The Company has corrected these matters and made necessary modifications to their administrative procedures as required by the Compliance Statement. Accordingly, the impact of these actions has been properly reflected in the Plan’s financial statements as of December 31, 2004 and 2003.

(7)           Reconciliation to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

2004
Net assets available for plan benefits per the financial statements	$1,323,621,121
Amounts allocated to withdrawing participants at December 31, 2004	(866,024)
Net assets available for plan benefits per the Form 5500	$1,322,755,097

               The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended
December 31,
2004
Benefits paid to participants per the financial statements	$99,459,868
Add amounts allocated to withdrawing participants at December 31, 2004	866,024
Benefits paid to participants per the Form 5500	$100,325,892

Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawals that have been processed and approved for payment prior to December 31, but not yet paid as of that date. There were no amounts payable to withdrawing participants at December 31, 2003.

KELLOGG BROWN & ROOT, INC.
RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

(8)          Related-Party Transactions

The Plan, through its participation in the Master Trust, may invest in investment securities issued and or managed by the Trustee and asset managers. Additionally, the Master Trust invests in Halliburton Company’s Common Stock through the HSF. These entities are considered parties-in-interest to the Plan. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

(9)          Subsequent Events

Effective January 1, 2005, the Master Trust added a new investment for Plan participants called the Mid Cap Equity Index Fund.

KELLOGG BROWN & ROOT, INC.
RETIREMENT AND SAVINGS PLAN
EIN: 76-0284788
PLAN #: 007
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004

(a)	(b)	(c)	(d)
	Identity of issue, borrower,		Current
	lessor, or similar party	Description of investment	Value
*	Halliburton Company Employee	Investment in net assets of Halliburton
	Benefit Master Trust	Company Employee Benefit Master Trust	$1,300,316,013

*	Participant loans	Loans issued at interest rates between
		5.0% and 11.0%	16,177,260
$1,316,493,273

* Column (a) indicates each identified person/entity known to be a party in interest.

See accompanying report of independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Halliburton Company Benefits Committee of the Kellogg Brown & Root, Inc. Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2005

By: /s/ Michele Mastrean
Michele Mastrean, Chairperson of the
Halliburton Company Benefits Committee